[ChoicePoint Inc. Letterhead]

December 21, 2007

Via Edgar and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Craig Slivka, Division of Corporation Finance

Re:	ChoicePoint Inc.

Definitive 14A

Filed March 21, 2007

File No. 001-13069

Dear Mr. Slivka:

We have set forth below our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated December 14, 2007, concerning the ChoicePoint Inc. (the “Company”) definitive proxy statement for the 2007 Annual Meeting of Shareholders and our supplemental response to the Staff dated September 21, 2007.

Long-Term Incentives, page 21

Comment 1:	We note your response to comment 6 with respect to contingent performance goals. We reissue this comment. Please tell us in more detail how your competitors could use this information to your detriment.

Response 1:	We are providing to you supplementally the explanation for our conclusion and requesting confidential treatment for such explanation pursuant to Commission Rule 83, 17 C.F.R. 200.83. In future filings, to the extent that it is appropriate to omit specific targets, we will disclose, consistent with the disclosure provided in this year’s proxy statement, how likely it will be for us to achieve the target levels.

Please feel free to call the undersigned at (770) 752-3660 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

/s/ Steven W. Surbaugh
Steven W. Surbaugh
Executive Vice President and
Chief Administrative Officer